UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Schedule TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Veritas Software Corporation
Symantec Corporation
(Name of Subject Company (Issuer) and Filing Person (Other Person))
0.25% Convertible Subordinated Notes Due August 1, 2013
(Title of Class of Securities)
923436 AC 3 and 923436 AD 1
(CUSIP Numbers of Class of Securities)
Arthur F. Courville, Esq.
Executive Vice President, General Counsel and Secretary
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014
(408) 517-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Daniel J. Winnike, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$520,000,000	$55,640

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 0.25% Convertible Subordinated Notes due 2013, as described herein, is 100% of the principal amount of the Notes. As of June 29, 2006, there was approximately $520,000,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $520,000,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $55,640
Form or Registration No.: Schedule TO-I (File No. 005-40656)
Filing Party: Symantec Corporation
Date Filed: June 30, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”), originally filed by Symantec Corporation, a company organized under the laws of Delaware (“Symantec”), and Veritas Software Corporation, a company organized under the laws of Delaware and a wholly owned subsidiary of Symantec (the “Company”), and relates to the offer to purchase the 0.25% Convertible Subordinated Notes due 2013 issued by the Company on August 1, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated June 30, 2006 (the “Company Notice”), and the related offer materials filed as exhibits to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of August 1, 2003, by and between the Company, and U.S. Bank National Association, as Trustee (“Trustee”), as amended by the First Supplemental Indenture, dated as of October 25, 2004, by and between the Company and the Trustee, and as amended by the Second Supplemental Indenture, dated as of July 2, 2005, by and among the Company, Symantec and the Trustee (as so supplemented, the “Indenture”).
     The Option expired at 5:00 p.m., New York City time, on July 31, 2006. The Company has been advised by the Trustee that, pursuant to the Option, Securities with an aggregate principal amount at maturity of $510,360,000 were validly surrendered for repurchase and not withdrawn and the Company has repurchased all of such Securities. The purchase price for the Securities was 100% of the principal amount of the Securities plus accrued and unpaid interest, in cash, per $1,000 in principal amount at maturity. The aggregate purchase price for all of the Securities validly surrendered for repurchase and not withdrawn was $510,360,000, excluding interest. After the purchase pursuant to the Option, $9,640,000 principal amount at maturity of the Securities remained outstanding.
     The Schedule TO-I, as amended by this Amendment No. 1, is intended to satisfy the disclosure requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11.
     Not applicable.
Item 12. Exhibits.

(a)	(1)	(A) Company Notice to Holders of Veritas Software Corporation 0.25% Convertible Subordinated Notes due 2013, dated June 30, 2006.*

(a)	(1)	(B) Form of Repurchase Notice.*

(a)	(1)	(C) Form of Notice of Withdrawal.*

(a)	(1)	(D) Substitute Form W-9.*

(a)	(1)	(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(b)		Not applicable.

(c)		Not applicable.

(d)	(1)	Indenture, dated as of August 1, 2003, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.04 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(2)	First Supplemental Indenture, dated as of October 25, 2004, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.05 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(3)	Second Supplemental Indenture, dated as of July 2, 2005, by and among Veritas Software Corporation, Symantec Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.03 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(4)	Registration Rights Agreement, dated as of August 1, 2003, by and among Veritas Software Corporation as Issuer and Goldman Sachs & Co., ABN AMRO Rothschild LLC and McDonald Investments Inc. as Initial Purchasers (incorporated by reference to Exhibit 10.06 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(e)		Not applicable.

(f)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed on June 30, 2006.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 7, 2006

SYMANTEC CORPORATION
By:	/s/ Arthur F. Courville
Arthur F. Courville
Executive Vice President, General Counsel and Secretary

VERITAS SOFTWARE CORPORATION
By:	/s/ Arthur F. Courville
Arthur F. Courville
Senior Vice President, Corporate Legal Affairs and Secretary

INDEX TO EXHIBITS

Exhibit No.			Description

(a)	(1)		(A) Company Notice to Holders of Veritas Software Corporation 0.25% Convertible Subordinated Notes due 2013, dated June 30, 2006.*

(a)	(1)		(B) Form of Repurchase Notice.*

(a)	(1)		(C) Form of Notice of Withdrawal.*

(a)	(1)		(D) Substitute Form W-9.*

(a)	(1)		(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(b)			Not applicable.

(c)			Not applicable.

(d)	(1)		Indenture, dated as of August 1, 2003, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.04 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

	(d	)	(2) First Supplemental Indenture, dated as of October 25, 2004, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.05 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

	(d	)	(3) Second Supplemental Indenture, dated as of July 2, 2005, by and among Veritas Software Corporation, Symantec Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.03 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

	(d	)	(4) Registration Rights Agreement, dated as of August 1, 2003, by and among Veritas Software Corporation as Issuer and Goldman Sachs & Co., ABN AMRO Rothschild LLC and McDonald Investments Inc. as Initial Purchasers (incorporated by reference to Exhibit 10.06 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

	(e	)	Not applicable.

	(f	)	Not applicable.

	(g	)	Not applicable.

	(h	)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed on June 30, 2006.